VIA EDGAR
---------

                                                               September 3, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attn: Ryan Milne

RE:      Kids Germ Defense Corp., Form S-1/A filed on August 24, 2009
         File: 333-1587321

Dear Mr. Milne:

Please be informed that Kids Germ Defense Corp. ("KGDC") has received and read your letter dated August 31, 2009, regarding the Company's Disclosures on Form S-1/A, filed with the Securities and Exchange Commission ("Commission") on August 24, 2009.

This letter responds in writing to the comments and requests for information specified in your letter. The headings and provisions of this letter, which are numbered, are intended to correspond to the headings and order of the paragraphs in your letter.

Changes in Registrant's Certifying Accountant
---------------------------------------------

1. Your most recent Form S-1/A filed August 24, 2008, includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules, and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_ Proceedings/2009/08-27_Moore.pdf

         As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made or on after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

RESPONSE: Please note that KGDC has retained Seale & Beers, CPAs as its principle auditor. Seale & Beers, CPAs has performed a full re-audit of KGDC's financials for the period ending March 31, 2009 and review for the period ending June 30, 2009. This information is reflected in KGDC's Form S-1/A, filed on August 24, 2009.

2. In your disclosure of the change in accountants pursuant to Item 304 of Regulation S-K within your amendment on Form S-1, please disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and
         Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

RESPONSE: Please note KGDC will disclose in the Company's next filing that the PCAOB revoked Moore's registration.

3. If you are unable to obtain an Exhibit 16 letter at the time you file your amended S-1, please disclose this fact in the Form S-1.

RESPONSE: Please note that KGDC has not been able to obtain an updated Exhibit 16 letter from Moore at this time. We will provide an updated Exhibit 16 letter from Moore, if possible, or disclose our inability to obtain it in the Company's next filing.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated August 31, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Your assistance in this matter is greatly appreciated.

Sincerely,



Mark Nicholas

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